SO 3/22/05

05039810

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **01/01/04** AND ENDING **12/31/04**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Benfield Advisory Inc.

OFFICIAL USE ONLY
42108
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
140 Broadway, Suite 3200
New York, New York 10005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Leppones (203) 291-2203

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
300 Madison Avenue New York New York 10017

CHECK ONE:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, **Milan M. Radonich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Benfield Advisory Inc.** as of **December 31, 2004**, are correct and true. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of the customer, except as follows.

____

____

____

Signature

State of Connecticut
ss. Westport
County of Fairfield

Chief Financial Officer
Title

On this 28th day of February 2005, before me, Milan M. Radonich, personally appeared is subscribed to this document and executed for the same purposes therein.

Ivette T. Aguilino Notary Public My Commission Expires 4/30/2008

This report ** contains (check all applicable boxes):

- _X___ (a) Facing page.
- _X___ (b) Statement of Financial Condition.
- _X___ (c) Statement of Income (Loss).
- _X___ (d) Statement of Changes in Financial Condition.
- _X___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- _____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- _X___ (g) Computation of Net Capital.
- _____ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _____ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- _____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- _X___ (l) An Oath or Affirmation.
- _____ (m) A copy of the SIPC Supplement Report.
- _____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benfield Advisory Inc.
Statements of Financial Condition
December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
Assets		
Cash	$ 7,078,290	$ 1,727,678
Fees receivable	6,000,000	25,000
Other asset	2,172	-
Total Assets	$ 13,080,462	$ 1,752,678
Liabilities		
Payable to affiliated companies	$ 6,940,597	$ 379,507
Sub-agent fees payable	267,917	-
Accrued compensation and benefits	3,033	23,019
Total Liabilites	7,211,547	402,526
Stockholder's Equity		
Common Stock, $0.01 par value; 100,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	568,261	568,261
Retained earnings	5,300,653	781,890
Total Stockholder's Equity	5,868,915	1,350,152
Total Liabilities and Stockholder's Equity	$ 13,080,462	$ 1,752,678

See the accompanying notes to the financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of Benfield Advisory Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Benfield Advisory Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

PRICEWATERHOUSECOOPERS

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2005